Filed Pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated September 10, 2021
Relating to Preliminary Prospectus Supplement dated September 9, 2021
To Prospectus dated May 26, 2020
Registration Statement No. 333-238486
Pricing Term Sheet
Western Asset Mortgage Capital Corporation
$75,000,000 aggregate principal amount of
6.75% Convertible Senior Notes due 2024 (the “notes”)

The information in this pricing term sheet relates only to Western Asset Mortgage Capital Corporation’s offering (the “offering”) of its 6.75% Convertible Senior Notes due 2024 and should be read together with the preliminary prospectus supplement dated September 9, 2021 relating to the offering (the “Preliminary Prospectus Supplement”) and the related base prospectus dated May 26, 2020, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein.

The information in this pricing term sheet updates and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus. You should read the entire Preliminary Prospectus Supplement, accompanying prospectus and documents incorporated by reference therein carefully, especially the “Risk Factors” sections and the consolidated financial statements and related schedules and notes, before deciding to invest in our securities. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

Issuer:	Western Asset Mortgage Capital Corporation
Ticker / Exchange for Common Stock:	WMC / New York Stock Exchange (the “NYSE”)
Title of Securities:	6.75% Convertible Senior Notes due 2024
Aggregate Principal Amount Offered:	$75,000,000 aggregate principal amount of notes (or $86250,000,000 if the underwriter’s over-allotment option is exercised in full)
Maturity Date:	September 15, 2024, unless earlier converted, repurchased or redeemed.
Price to Public:	100% of principal amount plus accrued interest, if any, from September 14, 2021
Interest:	6.75% per annum, accruing from closing
Interest Payment Dates:	March 15 and September 15, beginning March 15, 2022
Interest Payment Record Dates:	March 1 and September 1 of each year
Last Reported Sale Price:	$2.69 per share of the Issuer’s common stock on the NYSE on September 9, 2021
Conversion Premium:	Approximately 10% over the Last Reported Sale Price
Initial Conversion Price:	Approximately $2.96 per share of the Issuer’s common stock
Initial Conversion Rate:	337.9520 shares of common stock per $1,000 principal amount of notes
Aggregate Underwriting Discount:	$2,250,000 ($2,587,500 if the underwriter’s over-allotment option is exercised in full)
Redemption:
The Issuer may not redeem the notes prior to June 15, 2024. On or after June 15, 2024, the Issuer may redeem the notes for cash, in whole or from time to time in part, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change
If and only to the extent a holder elects to convert its notes in connection with a make-whole fundamental change (as defined under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement), the Issuer will, under certain circumstances, increase the conversion rate by a number of additional shares of common stock. The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for conversions in connection with a make-whole fundamental change for each stock price and effective date set forth below:

Effective Date	Stock Price
	$2.69	$2.96	$3.05	$3.15	$3.25	$3.40	$3.50	$4.00
September 14,2021	33.7952	15.3986	11.1377	7.3460	4.4400	1.5088	0.4371	0.0000
September 15,2022	33.7952	13.2297	8.7934	5.0190	2.3631	0.3471	0.0343	0.0000
September 15,2023	33.7952	8.9291	4.7869	1.8571	0.4554	0.0206	0.0000	0.0000
September 15,2024	33.7952	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•If the stock price is greater than $4.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•If the stock price is less than $2.69 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 371.7472 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Use of Proceeds:
The Issuer estimates that the net proceeds of this offering will be approximately $72.5 million (or approximately $83.4 million if the underwriter’s over-allotment option is exercised in full), after deducting the underwriter’s discount and commission and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds from this offering, together with approximately $27.8 million of cash on hand, to purchase approximately $100.3 million aggregate principal amount of the Issuer’s 6.75% Convertible Senior Notes due 2022 (the “Existing Notes”) in the Contemporaneous Existing Note Repurchase Transaction described below and the remainder, if any, of the net proceeds for general corporate purposes, which may include debt repurchases.

Contemporaneous Existing Notes Repurchase Transaction:
Contemporaneously with the pricing of this offering, the Issuer entered into privately negotiated exchange transactions with certain holders of the Existing Notes to exchange approximately $100.3 million aggregate principal amount of Existing Notes for approximately $103.4 million.

Trade Date:	September 10, 2021
Closing Date:	September 14, 2021
Sole Book-Running Manager:	JMP Securities LLC
CUSIP / ISIN:	95790D AD7 / US95790DAD75
No Listing:	The notes will not be listed on any securities exchange.

The Issuer has filed a registration statement (including a base prospectus and a Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus, and the information incorporated therein by reference, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, the sole book-running manager or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request them by contacting JMP Securities LLC, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111, Attention: Prospectus Department, or by telephone at (415) 835-8985
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.